SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 2001

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  Retirement Thrift Plan

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 14

Exhibit 23 - Consent of Independent Accountants......................     15

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       Retirement Thrift Plan



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 28, 2002

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the
years ended December 31, 2001 and 2000

Additional information required for Form 5500
as of and for the year ended December 31, 2001

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Table of Contents
--------------------------------------------------------------------------------





                                                                    Page Number


Report of Independent Accountants                                      1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                  2
           as of December 31, 2001 and 2000

      Statements of Changes in Net Assets Available for Benefits       3
          for the years ended December 31, 2001 and 2000

      Notes to Financial Statements                                  4 - 7


Additional Information *

      Schedule I - Schedule of Assets (Held at End of Year)            8



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 21, 2002


CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         As of December 31,
                                                                                   2001                     2000
                                                                              ---------------------------------------

Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                                                   $ 31,972,151 *           $ 39,059,463 *
    Vanguard Balanced Index Fund                                                 7,804,786 *              8,288,511 *
    Vanguard Explorer Fund                                                       8,015,582 *              8,184,128 *
    Vanguard International Growth Fund                                           2,762,605                3,465,073
    Vanguard Total Bond Market Index Fund                                        6,809,696 *              5,753,856 *
                                                                              ------------             ------------
                                                                                57,364,820               64,751,031
Vanguard Retirement Savings Trust                                               25,564,132 *             24,356,058 *
Crown Cork & Seal Company, Inc. Stock Fund                                       1,338,597                1,582,795
Participant Loans                                                                3,031,126                2,986,253
                                                                              ------------             ------------
        Total investments                                                       87,298,675               93,676,137
                                                                              ------------             ------------

Receivables

Employer's contributions                                                           129,984                  156,960
Participants' contributions                                                        480,513                  580,521
                                                                              ------------             ------------
        Total receivables                                                          610,497                  737,481
                                                                              ------------             ------------
Net assets available for benefits                                             $ 87,909,172             $ 94,413,618
                                                                              ============             ============



*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.




CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     Year Ended December 31,
                                                                                  2001                    2000
                                                                              ------------            ------------
Additions
Investment income:
     Interest and dividend income, investments                                $  2,569,038            $  4,506,031
     Interest income, participant loans                                            297,119                 168,115
     Net depreciation in fair value of investments                              (7,553,732)             (7,237,807)
                                                                              ------------            ------------
                                                                                (4,687,575)             (2,563,661)
                                                                              ------------            ------------
Contributions:
     Employer                                                                    2,260,999               2,499,424
     Participant                                                                 6,996,621               8,173,976
                                                                              ------------            ------------
                                                                                 9,257,620              10,673,400
                                                                              ------------            ------------
        Total additions                                                          4,570,045               8,109,739
                                                                              ------------            ------------

Deductions
Payment of benefits                                                             11,055,735               8,728,618
Asset transfers out                                                                      -                  20,253
Administrative expenses                                                             18,756                  25,017
                                                                              ------------            ------------
        Total deductions                                                        11,074,491               8,773,888
                                                                              ------------            ------------


Net decrease                                                                    (6,504,446)               (664,149)

Net assets available for plan benefits:
     Beginning of year                                                          94,413,618              95,077,767
                                                                              ------------            ------------
     End of year                                                              $ 87,909,172            $ 94,413,618
                                                                              ============            ============


The accompanying notes are an integral part of these financial statements.


CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a voluntary defined contribution plan, which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

During 1999, the Company sold a segment of the Composite Can division. As a result of this transaction, participant accounts of former Composite Can employees were transferred out of the Plan in 2000 in the amount of $20,253.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations, $10,500 in 2001 and 2000, as prescribed by law. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the plan documents. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------


Participant Loans
The Plan does not generally allow participants to take loans from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are allowed loans from their accounts. Generally, these participants may borrow from their vested accounts a maximum of the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at prevailing interest rates. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts
Total unallocated forfeitures, which will be used to reduce future employer contributions, were $175,952 and $110,648 at December 31, 2001 and 2000, respectively. In 2001 and 2000, no forfeitures were used to offset employer contributions.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") or any other applicable legislation. The Plan is subject to the provisions of ERISA. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------


Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust (a common/collective trust) are valued at the net asset value of units held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 - INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


                                                    Year Ended December 31,
                                                    2001               2000
                                                    ----               ----

Registered investment companies                $  (6,076,888)     $  (6,284,264)
Common stock                                      (1,476,844)          (953,543)
                                               --------------------------------
Net depreciation in fair value of investments  $  (7,553,732)     $  (7,237,807)
                                               ================================

All investments are participant-directed.

NOTE 4 - RELATED PARTY TRANSACTIONS


The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 5 - TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 13, 1996 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     Additional Information
                     Required for Form 5500



CROWN CORK & SEAL COMPANY, INC.                                                                                        Schedule I
RETIREMENT THRIFT PLAN
Schedule of Assets (Held at End of Year)
As of December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------

Crown Cork & Seal Company, Inc. Retirement Thrift Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i:



     Identity of Issue                                                        Investment Type                       Current Value
------------------------------------------------------------------------------------------------------------------------------------

*    Vanguard 500 Index Fund                                         Registered Investment Company                   $ 31,972,151
*    Vanguard Balanced Index Fund                                    Registered Investment Company                      7,804,786
*    Vanguard Explorer Fund                                          Registered Investment Company                      8,015,582
*    Vanguard International Growth Fund                              Registered Investment Company                      2,762,605
*    Vanguard Total Bond Market Index Fund                           Registered Investment Company                      6,809,696
*    Vanguard Retirement Savings Trust                               Common/Collective Trust                           25,564,132
*    Crown Cork & Seal Company, Inc.                                 Common Stock Fund                                  1,338,597
*    Crown Cork & Seal Company, Inc. Retirement Thrift Plan          Participant Loans (7.75% - 10.50%)                 3,031,126
                                                                                                                     ------------

Total Assets (Held at End of Year)                                                                                   $ 87,298,675
                                                                                                                     ============

*   Party in Interest